SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Trinity Industries, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

896522-10-9

(CUSIP Number)

Craig J. Duchossois

Thrall Investment Company, L.L.C.

Thrall Investment Company II, L.L.C.

Thrall Car Management Company, Inc.

845 Larch Avenue

Elmhurst, Illinois 60126

(603) 279-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2004

(Date of Event Which Requires Filing

of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO. 896522-10-9	13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thrall Investment Company, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,150,000 (See Item 5) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,150,000 (See Item 5) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 896522-10-9	13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thrall Investment Company II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 500,000 (See Item 5) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 500,000 (See Item 5) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (See Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 896522-10-9	13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thrall Car Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 600,000 (See Item 5) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 600,000 (See Item 5) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP NO. 896522-10-9	13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Craig J. Duchossois
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 13,650 (See Item 5) 8 SHARED VOTING POWER 4,250,000 (See Item 5) 9 SOLE DISPOSITIVE POWER 13,650 (See Item 5) 10 SHARED DISPOSITIVE POWER 4,250,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,650 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

This Schedule 13D/A Amendment No. 3 amends the Schedule 13D of Craig J. Duchossois and Thrall Car Management Company, Inc. filed on August 13, 2001, as amended by Schedule 13D/A Amendment No. 1 of Craig J. Duchossois, Thrall Investment Company, L.L.C. and Thrall Car Management Company, Inc. filed on October 26, 2001, and by Schedule 13D/A Amendment No. 2 of Craig J. Duchossois, Thrall Investment Company, L.L.C., Thrall Investment Company II, L.L.C., and Thrall Car Management Company, Inc. filed on August 1, 2002, relating to the beneficial ownership of shares of Trinity Industries, Inc.

This Schedule 13D/A Amendment No. 3 is filed by the reporting persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and shall refer only to the information that has materially changed since the filing of Schedule 13D/A Amendment No. 2 filed on August 1, 2002.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by the persons listed below (all of whom together are referred to herein as the “Reporting Persons”): (i) Thrall Investment Company, L.L.C., a Delaware limited liability company (“TIC”), (ii) Thrall Investment Company II, L.L.C., a Delaware limited liability company (“TIC II”), (iii) Thrall Car Management Company, Inc., a Delaware corporation (“Management Company”), and (iv) Craig J. Duchossois.

TIC holds property for investment purposes. In connection with the transactions reported in the Schedule 13D, as amended (the “Schedule 13D”), as described more fully in Item 6, TIC acquired certain shares of Trinity Industries, Inc. (the “Issuer”). The address of TIC’s principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix A hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the members of the operating board, executive officers and control persons of TIC.

TIC II holds property for investment purposes. The address of TIC II’s principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix B hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the members of the operating board, executive officers and control persons of TIC II.

Management Company holds property for investment purposes. As described more fully in Item 6, the Issuer, in connection with the transactions reported in this Schedule 13D, acquired certain direct and indirect subsidiaries of Management Company that manufacture freight rail cars. The address of Management Company’s principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix C hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, executive officers and control persons of Management Company.

Craig J. Duchossois is principally employed as the Chief Executive Officer of Duchossois Industries, Inc. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States. The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, Illinois 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment, transportation and venture capital.

During the last five years, none of the Reporting Persons, and, to the best knowledge of each of them, none of the persons listed on Appendix A attached hereto, Appendix B attached hereto or Appendix C attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The Issuer has granted Craig J. Duchossois (i) options to acquire up to 12,500 shares of Common Stock, which options may be exercised within 60 days of the date hereof, and (ii) 1,000 restricted stock units, which restricted stock units may be converted into Common Stock if Mr. Duchossois ceases to serve as a director of the Issuer. The options and restricted stock units are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by Mr. Duchossois.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Pursuant to the terms of an Underwriting Agreement dated December 9, 2004 (the “Underwriting Agreement”) among the Issuer, TIC and Goldman, Sachs & Co. (the “Underwriter”), TIC sold to the Underwriter an aggregate of 4,000,000 shares of Common Stock of the Issuer at a price of $31.90 (net of underwriting discounts and commissions), in a public offering of Common Stock registered pursuant to the Issuer’s Registration Statement on Form S-3 (Registration No. 333-120910) (the “Offering”). The sale of the shares offered pursuant to the Offering was completed on December 14, 2004. TIC consummated the transaction described herein for investment purposes.

One of the Reporting Persons, Craig J. Duchossois, is a member of the board of directors of the Issuer. Although no Reporting Person has any specific plan or proposal to acquire or dispose of shares of Common Stock of the Issuer, consistent with its investment purpose, each Reporting Person at any time and from time to time may, subject to applicable and legal contractual restrictions, acquire additional shares of Common Stock or dispose of any or all of its shares of Common Stock in privately negotiated transactions, open market purchases or sales or otherwise. No Reporting Person has made a determination regarding the maximum or minimum shares of Common Stock that it may hold at any point in time.

Except to the extent the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

The information set forth in this Item 4 is qualified in its entirety by the provisions of the Underwriting Agreement which is filed as Exhibit 6 hereto and incorporated by reference herein. See Item 6 below.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The response to Item 6 is incorporated herein by this reference.

For the purposes of Rule 13d-3, as promulgated under the Securities Exchange Act of 1934, as amended, TIC beneficially owns, and has sole voting and disposition power of, 3,150,000 shares of Common Stock. Based on a total of 47,557,191 shares of Common Stock outstanding (as reported outstanding as of October 29, 2004 pursuant to the Issuer’s Prospectus for the offering of up to 4,000,000 shares of Common Stock dated December 9, 2004 filed pursuant to Rule 424(b)(4) (Registration No. 333-120910)) (the “Outstanding Shares”), for purposes of Rule 13d-3, TIC owns approximately 6.6% of the Outstanding Shares. The names of and information with respect to the operating board members, executive officers and control persons of TIC are set forth on Appendix A to this Schedule 13D, which is incorporated herein by this reference.

For the purposes of Rule 13d-3, TIC II beneficially owns, and has sole voting and disposition power of, 500,000 shares of Common Stock, or approximately 1.1% of the Outstanding Shares. The names of and information with respect to the operating board members, executive officers and control persons of TIC II are set forth on Appendix B to this Schedule 13D, which is incorporated herein by this reference.

For the purposes of Rule 13d-3, Management Company beneficially owns, and has sole voting and disposition power of, 600,000 shares of Common Stock, or approximately 1.3% of the Outstanding Shares. The names of and information with respect to the directors, executive officers and control persons of Management Company are set forth on Appendix C to this Schedule 13D, which is incorporated herein by this reference.

Craig J. Duchossois beneficially owns, and has sole voting and disposition power of, 13,650 shares of Common Stock, including 12,500 shares of Common Stock that may be purchased upon the exercise of stock options and 1,000 restricted stock units that may be converted into Common Stock if Mr. Duchossois ceases to serve as a director of the Issuer. By virtue of his ability to vote a majority of the outstanding membership interests of TIC, as described on Appendix A, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the 3,150,000 shares of Common Stock held of record by TIC, and therefore such shares are reported herein as shares for which Mr. Duchossois has shared voting and dispositive power. By virtue of his ability to vote a majority of the outstanding membership interests of TIC II, as described on Appendix B, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the 500,000 shares of Common Stock held of record by TIC II, and therefore such shares are reported herein as shares for which Mr. Duchossois has shared voting and dispositive power. By virtue of his ability to vote a majority of the outstanding shares of Management Company, as described on Appendix C, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the 600,000 shares of Common Stock held of record by Management Company, and therefore such shares are reported herein as shares for which Mr. Duchossois has shared voting and dispositive power. As a result, Mr. Duchossois may be deemed to beneficially own 4,263,650 shares of Common Stock, or approximately 9.0% of the Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the 4,250,000 shares not owned of record by him.

Except as disclosed herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with the Offering, TIC entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale by TIC to the Underwriter of an aggregate of 4,000,000 shares of Common Stock of Issuer at a price of $31.90 (net of underwriting discounts and commissions) and contains representations, warranties and indemnities by the Issuer, TIC and the Underwriter and other provisions customarily included in underwriting agreements relating to offerings of this type. The sale of the shares offered pursuant to the Offering was completed on December 14, 2004.

The Underwriting Agreement also provides that, for a period of 60 days and subject to the limitations set forth therein, TIC will not offer, sell, contract to sell or otherwise dispose of any securities of the Issuer that are substantially similar to the Common Stock of the Issuer. Also, in connection with the Offering, TIC II and Management Company each entered into an agreement (together, the “Lock-Up Agreements”), which agreements are attached as Annex 3 to the Underwriting Agreement and incorporated by reference herein, with the Underwriter pursuant to which TIC II and Management Company agreed that, for a period of 90 days and subject to the limitations set forth therein, it would not offer, sell, contract to sell or otherwise dispose of any securities of the Issuer that are substantially similar to the Common Stock of the Issuer.

This summary of the Underwriting Agreement and the Lock-Up Agreements entered into by TIC in conjunction with the Offering is qualified in its entirety by the full terms and conditions of the Underwriting Agreement and Lock-Up Agreements. For a copy of the form of the Underwriting Agreement, including the Form of Lock-Up Agreement attached as Annex 3 thereto, see Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-120910), filed by the Issuer with the Securities and Exchange Commission on December 8, 2004, which agreements are incorporated herein by reference.

Except as described in Items 4 and 6 above or as described in this Schedule 13D, including the amendments hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Craig J. Duchossois is a director of the Issuer and, except as described in Items 4 and 6 above or as described in this Schedule 13D, including the amendments hereto, intends to exercise his vote and to serve the Issuer as a director in an independent manner and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.	Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to the Schedule 13D.

Exhibit No.	Description
6	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-120910) filed December 8, 2004)

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2004	THRALL INVESTMENT COMPANY, L.L.C.

	By:	/s/ DAVID L. FILKIN
	Name:	David L. Filkin
	Title:	Secretary

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2004	THRALL INVESTMENT COMPANY II, L.L.C.

	By:	/s/ DAVID L. FILKIN
	Name:	David L. Filkin
	Title:	Secretary

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2004	THRALL CAR MANAGEMENT COMPANY, INC.

	By:	/s/ DAVID L. FILKIN
	Name:	David L. Filkin
	Title:	Secretary

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2004	/s/ CRAIG J. DUCHOSSOIS
Craig J. Duchossois

Appendix A is hereby amended to read in its entirety as follows:

APPENDIX A

CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE

OFFICERS OF THRALL INVESTMENT COMPANY, L.L.C.

Set forth below are the names, positions with TIC, business addresses and principal occupations of the operating board members and officers of TIC. Each individual is a United States citizen.

Names, Positions and Business Addresses	Present Principal Occupation
Craig J. Duchossois Operating Board Member and Chief Executive Officer 845 Larch Avenue Elmhurst, IL 60126	Chief Executive Officer of Duchossois Industries, Inc./1/

Richard L. Duchossois/2/ Operating Board Member and Vice Chairman 845 Larch Avenue Elmhurst, IL 60126	Chairman of Duchossois Industries, Inc./1/

Robert L. Fealy Chief Operating Officer, Chief Financial Officer and Treasurer 845 Larch Avenue Elmhurst, IL 60126	Chief Financial Officer of Duchossois Industries, Inc./1/

David L. Filkin, Esq. Secretary 845 Larch Avenue Elmhurst, IL 60126	General Counsel of Duchossois Industries, Inc./1/

/1/	The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment, transportation and venture capital.

/2/	Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

The members of TIC are various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the membership interests of TIC. Information with respect to Craig J. Duchossois is set forth above and in the body of the Schedule 13D.

Appendix B is hereby amended to read in its entirety as follows:

APPENDIX B

CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE

OFFICERS OF THRALL INVESTMENT COMPANY II, L.L.C.

Set forth below are the names, positions with TIC II, business addresses and principal occupations of the operating board members and officers of TIC II. Each individual is a United States citizen.

Names, Positions and Business Addresses	Present Principal Occupation
Craig J. Duchossois Operating Board Member and Chief Executive Officer 845 Larch Avenue Elmhurst, IL 60126	Chief Executive Officer of Duchossois Industries, Inc./1/

Richard L. Duchossois/2/ Operating Board Member and Vice Chairman 845 Larch Avenue Elmhurst, IL 60126	Chairman of Duchossois Industries, Inc./1/

Robert L. Fealy Chief Operating Officer, Chief Financial Officer and Treasurer 845 Larch Avenue Elmhurst, IL 60126	Chief Financial Officer of Duchossois Industries, Inc./1/

David L. Filkin, Esq. Secretary 845 Larch Avenue Elmhurst, IL 60126	General Counsel of Duchossois Industries, Inc./1/

/1/	The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment, transportation and venture capital.

/2/	Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

The members of TIC II are various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the membership interests of TIC II. Information with respect to Craig J. Duchossois is set forth above and in the body of the Schedule 13D.

Appendix C is hereby added, to read in its entirety as follows:

APPENDIX C

CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE

OFFICERS OF THRALL CAR MANAGEMENT COMPANY, INC.

Set forth below are the names, positions with Management Company, business addresses and principal occupations of the directors and executive officers of Management Company. Each individual is a United States citizen.

Names, Positions and Business Addresses	Present Principal Occupation
Craig J. Duchossois Chairman and President 845 Larch Avenue Elmhurst, IL 60126	Chief Executive Officer of Duchossois Industries, Inc./1/

Richard L. Duchossois/2/ Vice Chairman 845 Larch Avenue Elmhurst, IL 60126	Chairman of Duchossois Industries, Inc./1/

Robert L. Fealy Vice President 845 Larch Avenue Elmhurst, IL 60126	Chief Financial Officer of Duchossois Industries, Inc./1/

David L. Filkin, Esq. Secretary 845 Larch Avenue Elmhurst, IL 60126	General Counsel of Duchossois Industries, Inc./1/

/1/	The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment, transportation and venture capital.

/2/	Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

The shares of Management Company are owned by various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the outstanding shares of Management Company. Information with respect to Craig J. Duchossois is set forth above and in the body of the Schedule 13D.